OMB APPROVAL
                                                   OMB Number:    3235-0145
                                                   Expires: October 31, 1994
                                                   Estimated average
                                                   burden hours per
                                                   form . . . . . . . .14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               CVB Financial Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   126600 10 5
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12660 10 5                                          Page 2 of 5 Pages


                                  SCHEDULE 13G


1              NAME OF REPORTING PERSON
               S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                           George A. Borba
                           ###-##-####

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                    (b) /_/

               NOT A MEMBER OF A GROUP

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States

                           5        SOLE VOTING POWER
NUMBER OF                           0
SHARES
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            1,376,183
EACH
REPORTING                  7        SOLE DISPOSITIVE POWER
PERSON                              0
WITH
                           8        SHARED DISPOSITIVE POWER
                                    1,376,183

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                    1,409,458<F1>

               <F1>        Includes 33,275 shares which Mr. Borba has a right
                           to acquire beneficial ownership of within 60 days after 12/31/95.

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                          /_/

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           17.3%

                                                              Page 3 of 5 Pages


12             TYPE OF REPORTING PERSON*

                           IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

                           (a)      Name of Issuer:

                                            CVB Financial Corp.

                           (b)      Address of Issuer's Principal
                                    Executive Offices:

                                            701 N. Haven Ave., Suite 350
                                            Ontario, CA 91764

Item 2(a)                           Name of Person Filing:

                                            George A. Borba

Item 2(b)                           Address of Principal Business
                                    Office or, if none, Residence:

                                            7955 Eucalyptus
                                            Chino, CA  91710

Item 2(c)                           Citizenship:

                                            U.S.A.

Item 2(d)                           Title of Class of Securities:

                                            Common Stock

Item 2(e)                           CUSIP Number:

                                            126600 10 5

Item 3.                             If Statement is Filed Pursuant to Rule
                                    13d-1(b), or 13d-2(b):

                                            Not applicable.

                                                              Page 4 of 5 Pages

Item 4.                        Ownership:

                               (a)     Amount beneficially owned:  1,442,743<F1>
                                       Percent of class:                   17.3%

                               (b)     Number of shares as to which
                                       such person has:

                                       (i)        Sole power to vote or
                                                  to direct the vote           0

                                       (ii)       Shared power to vote or
                                                  to direct the vote   1,409,458

                                       (iii)      Sole power to dispose of
                                                  or direct the disposition
                                                  of                           0

                                       (iv)       Shared power to dispose
                                                  of or direct disposition
                                                  of                   1,409,458

               <F1>        Include 33,275 shares which Mr. Borba has a right
                           to acquire beneficial ownership of within 60 days of December 31, 1995.

Item 5.                    Ownership of Five Percent or Less of Class:

                                    Not applicable.

Item 6.                    Ownership of More Than Five Percent on Behalf
                           Another Person:

                                    Not applicable.

Item 7. Identification of Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holdings Company:

                                    Not applicable.

Item 8. Identification and Classification of Members of the Group:

                                    Not applicable.

Item 9.                    Notice of Dissolution of Group:

                                    Not applicable.

                                                              Page 5 of 5 Pages

Item 10.                   Certification:

                                    Not applicable.


                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     March 20, 1996
                                       DATE



                                     By: George A. Borba
                                         George A. Borba
                                         Director